Exhibit 2.3

                                 PROMISSORY NOTE

$250,000                                                Fort Lauderdale, Florida
                                                        November 3, 2005


      FOR VALUE RECEIVED, Azur International, Inc., a Nevada corporation ("Azur") with its principal office at 101 NE 3rd Avenue, Suite 1220, Fort Lauderdale, Florida 33301 (hereinafter referred to as "Maker"), promises to pay to the order of Naranjo Family Limited Partnership, a Florida limited partnership ("Naranjo") or its assigns (Naranjo and its assigns are each hereinafter referred to as the "Holder"), the principal sum of Two Hundred Fifty Thousand Dollars ($250,000), together with interest, in arrears, from the date hereof on the unpaid principal balance from time to time outstanding at the rate per annum equal to six percent (6%) per annum.

      The payment of principal and accrued interest shall be due and payable in full on the earlier of (a) June 15, 2007 or (b) upon the distribution to Naranjo of any proceeds derived from any transaction concerning the property known as "Shell Landing Development" in Gautier, Mississippi, which is currently owned by Shell Landing Development II, LLC, including any proceeds derived from the development or any other transaction regarding the Islands at Shell Landing (Shell Landing Development) or any other development (through any corporate entity) taking place at the property known as Shell Landing Development in Mississippi. All payment s shall be first applied to accrued interest and then the balance to principal.

      All interest payable hereunder shall be computed on the basis of the actual number of days elapsed using a three hundred sixty-five (365) day year. All sums payable hereunder are payable in lawful money of the United States of America and in immediately available funds at such place or places as the Holder may designate in writing.

      Any failure to pay any amounts due hereunder when due or any default by Naranjo under the promissory note dated June 15, 2005 in the principal amount of $250,000 from Naranjo and Eduarado Naranjo to Azur shall constitute an event of default hereunder. Upon the occurrence of any event of default, this Note, at the option of the Holder, shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by Maker and by every guarantor. The Holder's failure to exercise such option shall not constitute a waiver of the right to exercise it at any other time.

      The Holder may not assign, transfer or negotiate this Note or any security for the performance of Maker's obligations hereunder.


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      This Note may not be modified or terminated orally. This Note for all purposes shall be enforced and construed in accordance with the substantive law of the State of Florida, without resort to that state's conflict of laws rules. The Maker hereby consents to the non-exclusive jurisdiction and venue of the state and federal courts located in Florida with respect to any matters arising from enforcement of this Note.

      IN WITNESS WHEREOF, the undersigned has executed this Note under seal as of the date first above written.

Attest:                                       Azur International, Inc.


                                              By: /s/ Donald Winfrey
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                                                  Title: President